FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 27TH, 2016

1.         DATE, TIME AND PLACE: On July 27th, 2016, at 11:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Strasser; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Diéz Gomes, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

4.    AGENDA: (i) Analysis and deliberation on the election of an independent member to the Audit Committee of the Company; (ii) Analysis and deliberation on the restatement of the financial statements for the period ended December 31st, 2015, as well as on the quarterly information for the period ended March 31st, 2016, due to accounting adjustments made in its controlled company Cnova N.V.; (iii) Analysis and deliberation on the quarterly information for the period ended June 30th, 2016; (iv) Analysis and deliberation on the proposed issuance of shares under the Company's stock option program and the respective capital increase; (v) Analysis and deliberation on the amendment of the Code of Moral Conduct of the Company; (vi) Analysis and deliberation, from the perspective of Policy for Transactions with Related Parties, the following transactions with related parties: (a) approval of the guarantee granted by the Company to Via Varejo S.A. for obligations related to the agreement executed between Via Varejo S.A. and Apple Computer Brasil Ltda.; (b) approval of the guarantee granted by the Company to Via Varejo S.A. for obligations related to the agreement executed between Via Varejo S.A. and Banco Bradesco S.A. for the hiring of a rotary operating limit to provide guarantees for Via Varejo S.A.'s tax claims; (c) approval of the execution of the Commercial Agreement between the Company and Almacenes Éxito S.A.; (d) approval of the execution of the Amendment to the Indemnification Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; and (e) approval of the execution of the First Amendment to the Loan Agreement between Sendas Distribuidora S.A. and Cnova Comércio Eletrônico S.A.

5.         RESOLUTIONS: As the meeting was commenced, the Chairman has informed the other members of the Board the inclusion a new item on the agenda, as well as changes in the order of the agenda, such alterations have been authorized by all attending members. After, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1.      Analysis and deliberation on the election of an independent member to the Audit Committee of the Company: after discussions and based on the favorable recommendation by the Human Resources and Compensation Committee, the members of the Board of Directors decided to approve the election of Mr. Celso Clemente Giacometti Brazilian, married, business manager, bearer of the Identity Card No. 3179758-1 SSP/SP, enrolled with the CPF/MF under the number 029303408-78, resident and domiciled in the City of São Paulo, State of São Paulo, with commercial address at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo, for the position of independent member of the Company's Audit Committee. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item of the Agenda;

5.2. Analysis and deliberation on the restatement of the financial statements for the period ended December 31st, 2015, as well as on the quarterly information for the period ended March 31st, 2016, due to accounting adjustments made in its controlled company Cnova N.V.: Based on the explanations provided by the Coordinator of the Audit Committee and the Company’s management regarding the investigations performed at Cnova Comércio Eletrônico S.A., which resulted in adjustments in the financial statements of Cnova N.V., controlled by the Company, Messrs. Members of the Board of Directors decided to approve the restatement of the financial statements referred to the period ended in December 31st, 2015 and the destination of the respective result, as well as the quarterly information referred to the period ended in March 31st, 2016, pursuant to the favorable recommendation of the Audit Committee. By virtue of such resolution, Messrs. Members of the Board of Directors approved the call notice of the Company’s Extraordinary Shareholder’s Meeting on a date to be defined, to resolve on the subject. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.3.      Analysis and deliberation on the quarterly information for the period ended June 30th, 2016: after the presentation made by Mr. Christophe Hidalgo and in accordance with the favorable recommendation of the Audit Committee, the members of the Board of Directors decided to approve the quarterly information regarding the period ended at June 30th, 2016 and authorized the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the quarterly information herein approved by remittance to the Comissão de Valores Mobiliários – CVM, Securities Exchange Commission - SEC and BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros. After the deliberation, Mr. Chairman thanked the presentation made and moved on to the next item of the Agenda;

5.4.      Analysis and deliberation on the proposed issuance of shares under the Company's stock option program and the respective capital increase: Messrs. Members of the Board of Directors discussed (i) the Company’s Stock Option Plan approved at the Special Shareholders´ Meetings held on December 20th, 2006 (“Previous Plan”); (ii) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on  May 09th, 2014 and modified at the Annual and Special Shareholders’ Meeting held on  April 24th, 2015 (“Compensation Plan”) and (iii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on 09 May 2014 and modified at the Annual and Special Shareholders’ Meeting held on  April 24th, 2015 (“Stock Option Plan”) and resolve:

5.4.1.   As a consequence of the exercise of options pertaining to Series A7 Silver and Gold of the Previous Plan, as well as Series B1, B2 and B3 of the Compensation Plan and Series C3 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as set forth in Section 6 of the Bylaws, the capital increase of the Company in the amount of R$ 1,158,580.75 (one million, one-hundred fifty-eight thousand, five-hundred eighty Brazilian Reais and seventy-five cents), by issuance of 42,521 (forty-two thousand, five-hundred twenty-one) preferred shares, whereas:

(i)          12,627 (twelve thousand, six-hundred twenty-seven) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 126.27 (one-hundred twenty-six Brazilian Reais and twenty-seven cents), due to the exercise of options from Series A7 Gold;

(ii)        12,326 (twelve thousand, three-hundred twenty-six) preferred shares, at the issuance rate of R$ 80.00 (eighty Brazilian Reais) per share, fixed in accordance with the Previous Plan, in the total amount of R$ 986,080.00 (nine-hundred eighty-six thousand eighty Brazilian Reais), due to the exercise of options from Series A7 Silver;

(iii)      4,503 (four thousand, five-hundred three) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 45.03 (forty-five Brazilian Reais and three cents), due to the exercise of options from Series B1;

(iv)      5,080 (five thousand, and eighty) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 50.80 (fifty Brazilian Reais and eighty cents), due to the exercise of options from Series B2;

(v)        3,356 (three thousand, three hundred fifty-six) preferred shares, at the issuance rate of R$ 0.01 (one cent) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 33.56 (thirty-three Brazilian Reais and fifty-six cents), due to the exercise of options from Series B3;

(vi)      4,629 (four thousand, six-hundred twenty-nine) preferred shares, at the issuance rate of R$ 37.21 (thirty-seven Brazilian Reais and twenty-one cents) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 172,245.09 (one-hundred seventy-two thousand two-hundred forty-five Brazilian Reais and nine cents), due to the exercise of options from Series C3;

5.4.2.   Pursuant to the Company Bylaws, the preferred shares hereby issued shall have the same characteristics and conditions, and will enjoy the same rights and advantages of the preferred shares which are already in existence.

5.4.3.   Thus, the Company’s capital stock shall change from the current R$ 6,806,934,033.09 (six billion, eight-hundred six million, nine-hundred thirty-four thousand, thirty-three Brazilian Reais and nine cents) to R$ 6,808,092,613.84 (six billion, eight-hundred eight million, ninety-two thousand six-hundred thirteen Brazilian Reais and eighty-four cents), fully subscribed and paid for, divided into 265,766,713 (two-hundred sixty-five million, seven-hundred sixty-six thousand, seven-hundred thirteen) shares with no par value, whereas 99,679,851 (ninety nine million, six hundred and seventy nine thousand, eight hundred and fifty one) are common shares and 166,086,862 (one-hundred sixty-six million, eighty-six thousand, eight hundred sixty-two) are preferred shares. After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.5.      Analysis and deliberation on the amendment of the Code of Moral Conduct of the Company: Mr. André Vitória presented the proposed amendment to the Company's Code of Moral Conduct, which adds new issues to the original code, due to the greater importance that these issues have obtained over time. In addition, he informed the members that the current Code will be entitled "Code of Ethics" to ensure a greater identification and visibility towards the Company's employees. After presentation of the major changes suggested and considering the favorable recommendation by the Corporate Governance Committee, the members of the Board of Directors decided to approve the proposal to amend the Company's Code of Moral Conduct, as well as the change of its title to "Code of Ethics". After the deliberation, Mr. Chairman thanked the presentation and moved on to the next item in the Agenda;

5.6.      Analysis and deliberation, from the perspective of Policy for Transactions with Related Parties, the following transactions with related parties: (a) approval of the guarantee granted by the Company to Via Varejo S.A. for obligations related to the agreement executed between Via Varejo S.A. and Apple Computer Brasil Ltda.; (b) approval of the guarantee granted by the Company to Via Varejo S.A. for obligations related to the agreement executed between Via Varejo S.A. and Banco Bradesco S.A. for the hiring of a rotary operating limit to provide guarantees for Via Varejo S.A.'s tax claims; (c) approval of the execution of the Commercial Agreement between the Company and Almacenes Éxito S.A.; (d) approval of the execution of the Amendment to the Indemnification Agreement between the Company and Greenyellow do Brasil Energia e Serviços Ltda.; and (e) approval of the execution of the First Amendment to the Loan Agreement between Sendas Distribuidora S.A. and Cnova Comércio Eletrônico S.A.: after discussions and considering the favorable recommendation of the Audit Committee with respect to the observance of the procedures imposed by the Policy for Transactions with Related Parties of the Company, Messrs. Members of the Board of Directors decided to approve and ratify the execution of the transactions with related parties mentioned above, requesting that the Company’s management take all the necessary measures. After the deliberation, Mr. Chairman thanked the presentation.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, July 27th, 2016. Signatures: Chairman: Mr. Arnaud Strasser; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Diéz Gomes, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira and Yves Desjacques.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 28, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.